                                                                    Exhibit 12-A

                         Atlantic City Electric Company

                       Ratio of Earnings to Fixed Charges
                             (Dollars in Thousands)

                                       12 Months
                                         Ended                      Year Ended December 31,
                                        March 31,     --------------------------------------------------
                                          1999          1998          1997          1996          1995
                                        --------      --------      --------      --------      --------
Net income                              $ 66,104      $ 30,276      $ 85,747      $ 75,017      $ 98,752
                                        --------      --------      --------      --------      --------

Income taxes                              39,178        18,178        50,442        36,958        48,277
                                        --------      --------      --------      --------      --------

Fixed charges:
  Interest on long-term debt
    including amortization of
    discount, premium and expense         63,050        63,940        64,501        64,847        62,879
  Other interest                           3,472         3,435         3,574         4,019         4,364
  Preferred dividend requirements
    of subsidiary trusts                   6,528         6,052         5,775         1,428            --
                                        --------      --------      --------      --------      --------
      Total fixed charges                 73,050        73,427        73,850        70,294        67,243
                                        --------      --------      --------      --------      --------

Earnings before income taxes
  and fixed charges                     $178,332      $121,881      $210,039      $182,269      $214,272
                                        ========      ========      ========      ========      ========

Ratio of earnings to fixed charges          2.44          1.66          2.84          2.59          3.19

For purposes of computing the ratio, earnings are net income plus income taxes and fixed charges. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of subsidiary trusts, and the interest factor associated with the ACE's major leases.


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